

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2025

Michael R. Katz
Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

> **Re: Voya Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-35897**

Dear Michael R. Katz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance